Exhibit 21.1

Schedule of Subsidiaries

Name	State of Organization
Starton Therapeutics, Inc.	British Columbia, Canada
Starton Therapeutics, Inc.	Delaware
Starton Callco ULC	British Columbia, Canada
Starton Exchangeco Inc.	British Columbia, Canada